Exhibit 99.1

Perfect Corp. Reports Unaudited Financial Results for the Nine Months Ended September 30, 2022

New York – November 30, 2022 – Perfect Corp. (NYSE: PERF) ("Perfect" or the "Company"), a global leader in providing augmented reality (“AR”) and artificial intelligence (“AI”) Software-as-a-Service (“SaaS”) solutions to beauty and fashion industries, today announced its unaudited financial results for the nine months ended September 30, 2022.

Highlights for the Nine Months Ended September 30, 2022

•	Total revenues grew to $36.2 million, up 22.1% year over year, primarily due to an increase in AR/AI cloud solutions and subscription revenues.

•	Gross profit increased to $31.1 million from $25.6 million during the comparable periods.

•	Net income was $28.5 million, compared to a net loss of $3.1 million a year ago.

•	Adjusted net income (non-IFRS)[1] was $4.1 million, compared to an adjusted net loss of $0.6 million a year ago.

•	Adjusted EBITDA (non-IFRS)[2] was $4.2 million compared to an adjusted EBITDA loss of $0.03 million a year ago, primarily due to strong revenue growth and efficient expense controls.

•	The Company had 151 Key Customers[3] as of September 30, 2022, compared with 137 Key Customers as of September 30, 2021.

•	As of September 30, 2022, our customer base includes 483 brand clients, with over 510,000 digital stock keeping units (“SKUs”) for makeup, haircare, skincare, eyewear, and jewelry products, compared with over 450 brand clients and over 500,000 digital SKUs as of June 30, 2022.

Ms. Alice H. Chang, the Founder, Chairwoman, and Chief Executive Officer of Perfect, commented, “We maintained stable revenue growth and positive adjusted EBITDA during the first nine months of 2022, thanks to the high contract renewal rate, low client churn rate, and strong cross-selling and upselling momentum within our existing client base. Despite the prolonged sales cycles in new business expansion driven by macroeconomic uncertainties and foreign exchange volatilities, we believe that first-time buyer hesitation is only temporary and mostly driven by the lack of clarity in near-term macroeconomic outlook. As we take proactive steps to adjust our operational tactics and adapt to changing market dynamics, we remain optimistic about our long-term business outlook. The successful completion of our de-SPAC transaction and NYSE listing on October 31, 2022 brought us $119 million in gross proceeds. With abundant cash reserves, loyal client base, diversified geographic coverage, strong research and development prowess, and solid value proposition, we believe that we are well positioned to continue our new market expansion and capitalize on emerging opportunities created by recent market dislocation.”

1 Adjusted net income is a non-IFRS financial measure. See the “Use of Non-IFRS Financial Measures” section of this communication for the definition of such non-IFRS measure.

2 Adjusted EBITDA is a non-IFRS financial measure. See the “Use of Non-IFRS Financial Measures” section of this communication for the definition of such non-IFRS measure.

3 Key Customers refers to the Company’s brand customers who contributed revenue of more than $50,000 in the trailing 12 months ended on the measurement date.

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Mr. Pin-Jen (Louis) Chen, Executive Vice President and Chief Strategy Officer of Perfect, added, “As a new public company, we seek to strike a balance between growth and profitability. While we keep driving revenue growth momentum through cross-selling and upselling to existing clients, we are also managing our expenditures with a strong return-on-investment focus to pave our way towards sustainable profitability. Having taken the prolonged sales cycles into consideration, we are improving our efficiency in sales and marketing, increasing our investment in research and development, and adopting a prudent approach in general and administrative expenses. Although we cannot predict the near-term business performance due to macroeconomic uncertainties, we reiterate our long-term confidence in generating revenue growth and positive cash flow through a combination of organic development and synergistic acquisitions.”

Financial Results for the Nine Months Ended September 30, 2022

Revenue

Total revenues increased by 22.1% to $36.2 million for the nine months ended September 30, 2022 from $29.7 million for the nine months ended September 30, 2021.

•	AR/AI cloud solutions and subscription revenues increased by 31.0% to $27.3 million from $20.9 million in the same period of 2021, mostly driven by the continued strong demand for the Company’s online virtual product try-on solutions from its brand customers as well as an increase in its monthly active subscribers[4].

•	Licensing revenues increased by 6.0% to $7.4 million from $7.0 million in the same period of 2021, primarily due to higher demand for the Company’s software development kit (SDK) solutions.

•	Advertisement revenues decreased by 22.2% to $1.4 million from $1.8 million in the same period of 2021, consistent with the Company’s strategy of reinforcing its market leadership in providing AR- and AI-SaaS solutions to brand customers and allocating less resources to its mobile apps subscription and advertisement services.

Gross Profit

Gross profit was $31.1 million for the nine months ended September 30, 2022, representing an 85.7% gross margin, compared to $25.6 million, or an 86.3% gross margin, during the same period of 2021.

Total Operating Expenses

Total operating expenses increased by 24.3% to $33.3 million for the nine months ended September 30, 2022 from $26.8 million for the nine months ended September 30, 2021.

•	Sales and marketing (“S&M”) expenses increased by 2.2% to $18.2 million from $17.8 million in the same period of 2021, primarily due to an increase in S&M headcount and related personnel expenses.

•	General and administrative (“G&A”) expenses increased by 173.0% to $7.2 million from $2.6 million in the same period of 2021, primarily due to the professional service fees incurred during the course of the company’s de-SPAC transaction and public listing. Excluding those expenses that were one-time in nature, recurring G&A expenses was $2.9 million during the first nine months of 2022.

4 Monthly active subscribers refer to paying users who subscribes to the Company’s mobile apps’ premium functions and maintain an active subscription at the end of the measured month.

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•	Research and development (“R&D”) expenses increased by 24.7% to $7.9 million from $6.3 million in the same period of 2021, primarily due to an increase in R&D headcount and related personnel expenses.

Net Income

Net income was $28.5 million for the nine months ended September 30, 2022, compared to a net loss of $3.1 million during the same period of 2021.

Adjusted Net Income (Non-IFRS)

Adjusted net income for the nine months ended September 30, 2022 was $4.1 million, compared to a net loss of $0.6 million during the same period of 2021.

Adjusted EBITDA (Non-IFRS)

Adjusted EBITDA improved to positive $4.2 million for the nine months ended September 30, 2022 from negative $0.03 million during the same period of 2021, primarily due to strong revenue growth and efficient expense controls.

Liquidity

As of September 30, 2022, the Company held $84.0 million in cash and cash equivalents, up from $80.5 million as of December 31, 2021. Subsequently on October 31, 2022, the Company completed its public listing through a de-SPAC transaction, which added $113 million in net proceeds to its balance sheet.

Update on Business Combination Projections

Taking into consideration the Company’s unaudited financial results for the nine months ended September 30, 2022, the Company’s revenue for the year ended December 31, 2022 is likely to be lower than the revenue for the same year presented in the Business Combination Projections,5 primarily because: (i) the Company has been facing an increasingly challenging macroeconomic environment, including growing inflation, shrinking central bank balance sheet, rising interest rates, and declining consumer spending; (ii) the Company’s prospective brand customers have become more cautious with their expenditures, and are taking longer time to evaluate our proposals and sign contracts; (iii) the Company’s planned business expansions into new segments such as jewelry and fashion have taken longer time to materialize ; and (iv) the recent strength of the U.S. dollar against all other currencies has resulted in additional headwinds for the Company’s revenue growth.

The Company further cautions that investors, when making any investment decisions, shall only refer to the Company’s actual financials results disclosed in the Company’s filings with the Securities and Exchange Commission and press releases, and shall not place any reliance on any piece of the Business Combination Projections.

Conference Call Information

The Company's management will hold an earnings conference call at 7 a.m. Eastern Time on November 30, 2022 (8 p.m. Taipei Time on November 30, 2022) to discuss the financial results. For participants who wish to join the call, please complete online registration using the link provided below in advance of the conference call. Upon registering, each participant will receive a participant dial-in number, a direct event passcode, and a unique access PIN, which can be used to join the conference call.

Registration Link: https://registrations.events/direct/Q4E60155

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.perfectcorp.com.

About Perfect Corp.

Founded in 2015, Perfect is a global leader in providing AR and AI SaaS solutions to beauty and fashion industries. Utilizing facial 3D modeling, and AI deep learning technologies, Perfect empowers beauty brands with product try-on, facial diagnostics, and digital consultation solutions to provide consumers with an enjoyable, personalized, and convenient omnichannel shopping experience. Today, Perfect has the leading market share in helping the world’s top beauty brands execute digital transformation, improve customer engagement, increase purchase conversion, and drive sales growth while maintaining environmental sustainability and fulfilling social responsibilities. For more information, visit https://ir.perfectcorp.com/.

5 “Business Combination Projections” refer to the projections under the section titled “Certain Projected Financial Information” in Amendment No. 6 to the Company’s registration statement on Form F-4, as filed with the Securities and Exchange Commission on September 29, 2022, which had been provided to Provident’s board of directors in February 2022 for the purpose of its evaluation of the business combination between the Company and Provident.

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Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on beliefs and assumptions and on information currently available to Perfect. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. These statements are based on Perfect’s reasonable expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Perfect’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Perfect to predict these events or how they may affect Perfect. In addition, risks and uncertainties are described in Perfect’s filings with the Securities and Exchange Commission. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Perfect cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that Perfect presently does not know or that Perfect currently does not believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Perfect, its directors, officers or employees or any other person that Perfect will achieve its objectives and plans in any specified time frame, or at all. Except as required by applicable law, Perfect does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of Perfect as of any date subsequent to the date of this communication.

Use of Non-IFRS Financial Measures

This press release and accompanying tables contain certain non-IFRS financial measures, including adjusted net income and adjusted EBITDA, as supplemental metrics in reviewing and assessing Perfect’s operating performance and formulating its business plan. Perfect defined these non-IFRS financial measures as follows:

Adjusted net income is defined as net income (loss) excluding one-off transaction costs (e.g. costs related to de-SPAC transaction), non-cash equity-based compensation, non-cash evaluation (gain)/loss of preferred shares, and foreign exchange (gain)/loss. For a reconciliation of adjusted net income to net income (loss), see the reconciliation table included elsewhere in this press release.

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Adjusted EBITDA is defined as net income (loss) excluding depreciation and amortization expense, income tax expense, interest and finance costs, one-off transaction costs (e.g. costs related to de-SPAC transaction), non-cash equity-based compensation, non-cash evaluation (gain)/loss of preferred shares, and foreign exchange (gain)/loss. For a reconciliation of adjusted EBITDA to net income (loss), see the reconciliation table included elsewhere in this press release.

Non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. Non-IFRS financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of the non-IFRS financial measures. In addition, the non-IFRS financial measures Perfect uses may differ from the non-IFRS measures used by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-IFRS financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with IFRS. The items excluded from our adjusted net income and adjusted EBITDA are not driven by core results of operations and render comparison of IFRS financial measures with prior periods less meaningful. We believe adjusted net income and adjusted EBITDA provide useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance. Moreover, such non-IFRS measures are used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting.

Investor Relations Contact

Robin Yang, Partner

ICR, LLC

Email: Investor_Relations@PerfectCorp.com

Phone: +1 (646) 880 9057

Category: Investor Relations

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PERFECT CORP. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2021 AND SEPTEMBER 30, 2022

(Expressed in thousands of United States dollars)

	December 31, 2021	September 30, 2022
Assets	AMOUNT	AMOUNT
Current assets
Cash and cash equivalents	$80,453	$84,014
Accounts receivable, net	6,568	7,431
Current contract assets	-	3,404
Other receivables	6	95
Other receivables - related parties	-	14
Current income tax assets	63	69
Inventories	88	50
Other current assets	299	414
Total current assets	87,477	95,491
Non-current assets
Property, plant and equipment	407	316
Right-of-use assets	620	422
Intangible assets	100	100
Deferred income tax assets	165	132
Guarantee deposits paid	135	123
Total non-current assets	1,427	1,093
Total assets	$88,904	$96,584

PERFECT CORP. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2021 AND SEPTEMBER 30, 2022

(Expressed in thousands of United States dollars)

	December 31, 2021	September 30, 2022
Liabilities and Equity	AMOUNT	AMOUNT
Current liabilities
Current contract liabilities	$9,021	$11,346
Other payables	8,706	8,639
Other payables - related parties	73	49
Current tax liabilities	104	98
Current provisions	1,058	1,649
Current lease liabilities	449	295
Other current liabilities	384	121
Total current liabilities	19,795	22,197
Non-current liabilities
Non-current financial liabilities at fair value through profit or loss	259,230	230,863
Non-current lease liabilities	189	131
Net defined benefit liability, non-current	104	91
Guarantee deposits received	28	24
Total non-current liabilities	259,551	231,109
Total liabilities	279,346	253,306
Equity
Common stock	30,152	32,815
Capital surplus	2,871	7,380
Accumulated deficit	(224,097)	(195,589)
Other equity interest	632	(1,328)
Total equity	(190,442)	(156,722)
Total liabilities and equity	$88,904	$96,584

PERFECT CORP. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2022

(Expressed in thousands of United States dollars)

	Nine months ended September 30
	2021	2022
Items	AMOUNT	AMOUNT
Revenue	$29,681	$36,229
Costs of sales and services	(4,054)	(5,168)
Gross profit	25,627	31,061
Operating expenses
Sales and marketing expenses	(17,829)	(18,228)
General and administrative expenses	(2,628)	(7,177)
Research and development expenses	(6,343)	(7,910)
Total operating expenses	(26,800)	(33,315)
Operating profit (loss)	(1,173)	(2,254)
Non-operating income and expenses
Interest income	98	620
Other income	12	12
Other gains and losses	(1,794)	30,337
Finance costs	(6)	(6)
Total non-operating income and expenses	(1,690)	30,963
Income (loss) before income tax	(2,863)	28,709
Income tax expense	(215)	(201)
Net income (loss)	$(3,078)	$28,508
Other comprehensive income
Components of other comprehensive income that will not be reclassified to profit or loss
Credit risk changes in financial instrument-Preference shares	$-	$(7)
Components of other comprehensive income that will be reclassified to profit or loss
Exchange differences arising on translation of foreign operations	92	(1,953)
Other comprehensive income, net	$92	$(1,960)
Total comprehensive income (loss)	$(2,986)	$26,548
Net income (loss), attributable to:
Shareholders of the parent	$(3,078)	$28,508
Total comprehensive income (loss) attributable to:
Shareholders of the parent	$(2,986)	$26,548

PERFECT CORP. AND SUBSIDIARIES

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL MEASURES – ADJUSTED NET INCOME (LOSS) CALCULATION

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2022

(Expressed in thousands of United States dollars)

	Nine months ended September 30
	2021	2022
Items	AMOUNT	AMOUNT
Net Income (Loss)	$(3,078)	$28,508
One-off Transaction Costs	521	4,316
Non-Cash Equity-Based Compensation	139	1,580
Non-Cash Evaluation (Gain)/Loss of Preferred Shares	1,129	(28,375)
Foreign Exchange (Gain)/Loss	665	(1,962)
Adjusted Net Income (Loss)	$(624)	$4,067

PERFECT CORP. AND SUBSIDIARIES

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL MEASURES – ADJUSTED EBITDA CALCULATION

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2022

(Expressed in thousands of United States dollars)

	Nine months ended September 30
	2021	2022
Items	AMOUNT	AMOUNT
Net Income (Loss)	$(3,078)	$28,508
Depreciation and Amortization Expense	473	582
Income Tax Expense	215	201
Interest and Finance costs	(91)	(614)
One-off Transaction Costs	521	4,316
Non-Cash Equity-Based Compensation	139	1,580
Non-Cash Evaluation (Gain)/Loss of Preferred Shares	1,129	(28,375)
Foreign Exchange (Gain)/Loss	665	(1,962)
Adjusted EBITDA	$(27)	$4,236